SO 9/6/05

05043920

SECU ... ON

Washington, D.C.

SEC MAIL RECEIVED PROCESSING AUG 26 2005 WASH. D.C. 192 SECTION

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SEC FILE NUMBER
8- 66055

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/04 (MM/DD/YY) AND ENDING 6/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alvarez & Marsal Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 East 52nd Street, 6th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Fenton (212) 759-4433
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

515 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED SEP 14 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Fenton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alvarez & Marsal Securities, LLC, as of June 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELIZABETH A. CARRINGTON
Notary Public, State of New York
No. 01CA6012077
Qualified in Nassau County
Commission Expires Aug 17, 2006

[signature]
Signature

Financial and Operations Principal
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALVAREZ & MARSAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

JUNE 30, 2005

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748

INDEPENDENT AUDITORS' REPORT

To the Member
Alvarez & Marsal Securities, LLC

We have audited the accompanying statement of financial condition of Alvarez & Marsal Securities, LLC as of June 30, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Alvarez & Marsal Securities, LLC as of June 30, 2005 in conformity with accounting principles generally accepted in the United States of America.

Pustorino, Puglisi + Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
August 15, 2005

ALVAREZ & MARSAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2005

ASSETS		
Cash and cash equivalents	$	656,645
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	12,000
Deferred revenue		50,000
Due to Member		270,847
Total Liabilities		332,847
Member's Equity		323,798
Total Liabilities and Member's Equity	$	656,645

The accompanying notes are an integral part of these financial statements.

ALVAREZ & MARSAL SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2005

Revenues:	
Fee Income	$ 795,529
Other income	14,125
Total Revenues	809,654
Expenses:	
Service fee to member	76,800
Commissions and bonuses	665,924
Professional and regulatory fees	22,921
Client expenses	13,329
Total Expenses	778,974
Net Income before Income Taxes	30,680
Provision for income taxes	25,000
Net Income	$ 5,680

The accompanying notes are an integral part of these financial statements.

ALVAREZ & MARSAL SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2005

Member's equity, July 1, 2004	$ 318,117
Member's contributions	-
Member's withdrawals	-
Net income	5,680
Member's equity, June 30, 2005	$ 323,797

The accompanying notes are an integral part of these financial statements.

ALVAREZ & MARSAL SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2005

Cash Flows From Operating Activities:	
Net income	$ 5,680
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Accounts payable and accrued expenses	(10,061)
Deferred revenue	50,000
Due to/from member	561,026
Net Cash Provided By Operating Activities	606,645
Cash and cash equivalents, beginning of year	50,000
Cash and cash equivalents, end of year	$ 656,645

The accompanying notes are an integral part of these financial statements.

ALVAREZ & MARSAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2005

Note 1 – Organization and nature of operations:

Alvarez & Marsal Securities, LLC (the "Company") is a Delaware limited liability company, which was formed on September 24, 2002. The Company's sole member is Alvarez & Marsal Holdings, LLC (the "Parent"). On January 7, 2004, the company registered as a broker-dealer and commenced operations. The Company provides investment-banking services to its customers throughout the United States of America from its office in New York City, New York.

The Company is registered as a broker dealer under the provisions of Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc ("NASD"). The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the Rule.

Note 2 - Significant Accounting Policies:

Basis of Presentation:

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting standards generally accepted in the United States of America.

Revenue Recognition:

The Company performs services in connection with mergers and acquisitions, private financings and capital raising activities. The Company recognizes revenue from these services in the period the services are provided to its customers. Success fees are recorded upon the close of the underlying transactions. Fees received in advance but not yet earned are deferred.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes:

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and city purposes. As a result, no federal or state income taxes are provided as they are the responsibility of the Parent's members. The Company records its allocable share of New York City Unincorporated Business Tax.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – Related Party Transactions:

The Company shares office space, equipment and administrative expenses with the Member pursuant to a service agreement. For the year ended June 30, 2005, the Company was charged $76,800 related to this agreement.

Note 4 – Concentrations:

The Company maintains all of its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

The Company's fee revenue was earned on three transactions.

Note 5 - Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greatest of $5,000 or one-fifteenth of aggregate indebtedness. As of June 30, 2005, the Company had net capital of $323,798, which exceeded its requirement by $301,609.